Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of Thoughtworks Holding, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:    February 11, 2022

TURING EQUITY CO. II L.P.

By:	TURING GP CO. LIMITED
Its:	General Partner

/s/ Gordon Purvis
Name:	Gordon Purvis
Title:	Director

APAX IX GP CO. LIMITED

/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Director